VIA EDGAR

April 7, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Fay
Kevin Vaughn, Accounting Branch Chief

		Re:	Ortho Clinical Diagnostics Holdings plc
Form 10-K for the fiscal year ended January 2, 2022
Filed March 8, 2022
Response dated March 7, 2022
File No. 001-39956

Ladies and Gentlemen:

Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Ortho Clinical Diagnostics Holdings plc (the “Company”) submits this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 30, 2022 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022 (the “Annual Report”) filed with the Commission on March 8, 2022.

The numbered paragraphs in italics below set forth the comments of the Staff from the Comment Letter together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Annual Report. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Annual Report.

Form 10-K For the fiscal year ended January 2, 2022

Audited Financial Statements of Ortho Clinical Diagnostics Holdings plc, page F-1

1.	We have reviewed your response to prior comment 4 and have the following additional comments:

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We note you have concluded that you are the principal related to the Grifols Agreement and an agent under certain other Grifols agreements. Please provide us your evaluation of ASC 606-10-55-36 through 55-39A for the Agreement.

Response:

Background

In 1989, a contract (the “1989 Contract”) was formed between Chiron Corporation (later Novartis and now Grifols Diagnostic Solutions, Inc. (“Grifols”)) and Ortho Diagnostic Systems, a subsidiary of the Company (now, Ortho-Clinical Diagnostics, Inc., “Ortho”), creating what is hereafter referred to as the “Joint Business”. The 1989 Contract is structured as a license, research and supply agreement covering product development, manufacturing and commercialization and it also includes a cross-license of intellectual property (“IP”). No separate legal entity associated with the Joint Business arrangement was established.

Under the 1989 Contract, Grifols is primarily responsible for research, development and manufacturing of antigens that serve as the raw materials for some of Ortho’s diagnostic products. Ortho is primarily responsible for the development, manufacturing and commercialization of end user diagnostic products and third-party commercial agreement execution. The parties jointly conduct research and development for the benefit of the Joint Business. The profit of the Joint Business, which results from activities of both Grifols and Ortho in performing their duties under the 1989 Contract, is generally evenly split between Grifols and Ortho. This includes commercial profit from the sale of Ortho’s Joint Business products as well as non-commercial profit from third-party collaborations and royalty arrangements conducted by the Joint Business. The original 1989 Contract has been amended four times.

Under the 1989 Contract, the following four types of arrangements are subject to the Joint Business: (1) direct and indirect sales of HCV/HIV Diagnostic products by Ortho to end customers (the “HCV/HIV Sales”), (2) a Siemens Healthcare Diagnostics (“Siemens”) arrangement (the “Siemens Arrangement”) which is comprised of multiple contracts, (3) an Abbott Laboratories (“Abbott”) supply agreement (the “Abbott Agreement”), and (4) a series of royalties and related arrangements (the “Royalties Arrangements”). Collectively, these four types of arrangements are referred to as the “Arrangements”.

The Company accounts for the Joint Business as a collaboration arrangement under ASC 808. ASC 808 indicates that costs incurred and revenues generated from transactions with third parties that do not participate in the collaborative arrangement should be recorded in each entity’s respective income statement pursuant to the guidance on principal versus agent considerations in ASC 606.

Principal vs. Agent Analysis

In response to the Staff’s questions regarding principal vs. agent considerations, the Company respectfully advises the Staff that it has included below an evaluation of each of the Arrangements under the overall Joint Business.

The table immediately below summarizes the results of the Company’s evaluation of ASC 606-10-55-36 through 55-39A for each of the Arrangements and the analysis that follows the table contains the full details behind the Company’s analysis.

Arrangements	The Company – Principal or Agent
HCV/HIV Sales	Principal
Siemens Arrangement	Agent
Abbott Agreement	Agent
Royalties Arrangements	Not Applicable

As the payments Ortho receives from the Arrangements are from third-party customers of the Joint Business, ASC 808 indicates that gross vs. net reporting is governed by the principal vs. agent guidance in ASC 606. The concept of control is the primary factor in determining whether Ortho is a principal or agent in these Arrangements.

HCV/HIV Sales

Under the Joint Business agreement, Ortho remits to the Joint Business 50% of the net profit from any HCV/HIV diagnostics products sales to third-party customers that are part of the Company’s extensive in-vitro diagnostic global commercial operations.

Below is the Company’s evaluation of the principal vs. agent considerations in ASC 606-10-55-36 through 55-39A, as applied to the HCV/HIV Sales:

•	Primary Responsibility – Ortho directly controls the manufacturing, storage and delivery of the product produced without consultation with Grifols as to the manner of performance of its obligations.
•	Inventory Risk – Ortho carries inventory risk for unsold HCV/HIV products.
•	Discretion in Establishing Pricing – Pricing is established by Ortho without input from Grifols.

Conclusion – Ortho carries inventory risk, establishes pricing and is primarily responsible for fulfilling the performance obligations. As a result, the Company has concluded that Ortho is the principal. In accordance with the applicable ASC guidance, because Ortho is the principal, the revenue, cost of revenue, and selling, marketing and administrative expenses are presented on a gross basis in the Company’s financial statements.

Siemens Arrangement

The Siemens Arrangement is comprised of three groups of agreements with Siemens: (1) Supply, Sales Agency and Distribution Agreements, (2) an HCV License Agreement, and (3) an HIV License Agreement.

Note that the HCV License Agreement and the HIV License Agreement represent fully paid licenses as of the end of 2018. Therefore, these agreements are not considered in the assessments below.

Supply, Sales Agency and Distribution Agreements

As part of the Joint Business, under the Supply, Sales Agency and Distribution Agreements, Siemens acts as a contract manufacturer and sales agent in the United States and a distributor outside the United States for the Joint Business. Under these arrangements, Siemens buys antigens directly from Grifols, and manufactures diagnostic products for its own proprietary systems as contract manufacturer, which are sold to third parties. Grifols is entitled to payments from Siemens on the purchases of antigens and Ortho is entitled to payments from Siemens on the sales to third parties. Grifols collects cash payments from Siemens for the supply of antigens. Ortho collects cash payments from Siemens for the sales to third parties. These payments received from Siemens are shared under the Joint Business.

Below is the Company’s evaluation of the principal vs. agent considerations in ASC 606-10-55-36 through 55-39A, as applied to the Supply, Sales Agency and Distribution Agreements:

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Primary Responsibility – Grifols directly controls the manufacturing, storage and delivery of the antigens produced without consultation with Ortho as to the manner of performance of its obligations. Ortho and Grifols share responsibility for licensing the IP to Siemens which it utilizes in its sales to third parties.

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Inventory Risk – Ortho shares inventory risk with Grifols for unsold antigens (because such losses, if any, are included in the overall profit split calculation). Neither Ortho nor Grifols has inventory risk related to diagnostic products produced by Siemens.

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Discretion in Establishing Pricing – Pricing is established by Grifols for the antigens sold to Siemens without input from Ortho. Ortho provides pricing notices to Siemens, which Siemens is obligated to use for final pricing to its end customers in the United States. Neither Grifols nor Ortho has input in establishing final pricing of Siemens product sales to its end customers outside the United States.

Conclusion – As described above, under the applicable accounting principles (ASC 606), Grifols meets one of the indicators that it is the principal (primary responsibility) and Grifols and Ortho jointly meet the other two indicators (inventory risk and pricing discretion). As a result, the Company has concluded that Ortho is an agent.

In accordance with the applicable ASC guidance, because Ortho is the agent, the Company records the revenue, net of applicable deductions, within Collaboration and other revenue. The net revenue is comprised of gross proceeds from Siemens less deductions for royalties, Siemens manufacturing costs and the Grifols portion of the profits resulting from the Supply, Sales Agency and Distribution Agreements.

Abbott Agreement

Under the Abbott Agreement, Grifols agreed to supply, and Abbott agreed to obtain from Grifols, certain minimum quantities of HCV antigen that Abbott and its affiliates use to manufacture Abbott’s own diagnostic products. Grifols receives all of the cash payments from Abbott under this agreement, which are shared with Ortho under the Joint Business.

Below is the Company’s evaluation of the principal vs. agent considerations in ASC 606-10-55-36 through 55-39A, as applied to the Abbott Agreement:

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Primary Responsibility – At no point does Ortho control the product delivered to Abbott.  Grifols directly controls the manufacturing, storage and delivery of the antigen produced without consultation with Ortho as to the manner of performance of its obligations. As a result, Grifols is the primary obligor under the contract to provide antigens to Abbott.

•	Inventory Risk – Ortho shares inventory risk with Grifols for unsold antigens (because such losses, if any, are included in the overall profit split calculation).
•	Discretion in Establishing Pricing – Pricing for the antigens was established by the Joint Business in the Abbott Agreement.

Conclusion – As described above, Grifols meets one of the indicators that they are the principal (primary responsibility). Grifols and Ortho jointly meet the other two indicators (inventory risk and discretion in establishing pricing). As a result, the Company has concluded that Ortho is an agent.

In accordance with the applicable ASC guidance, because Ortho is the agent, the Company records the revenue net of applicable deductions, within Collaboration and other revenue. The net revenue is comprised of gross proceeds from Abbott less deductions for Grifols standard costs and the Grifols portion of the profits resulting from the Abbott Agreement.

Royalties Arrangements

The Royalties Arrangements consist of the Company’s share of third-party sales related to Joint Business IP, which is cross-licensed between Ortho and Grifols, where the Joint Business allows for use of the IP by third parties. The Company has applied the sales-based royalties guidance in ASC 606-10-55-65 to recognize revenue for these royalties. A separate contract governs each of the Royalties Arrangements. There are no Royalties Arrangements with Siemens or Abbott.

Since there is no inventory in this revenue stream, the Company’s analysis considered control over the Joint Business IP under ASC 606-10-25-25. The Joint Business controls the IP through its ability to direct the use of and derive the benefits from the IP. In accordance with the applicable ASC guidance, the Company records this revenue net of applicable deductions, within Collaboration and other revenue. The net revenue is comprised of the Ortho portion of the revenue resulting from the Royalties Arrangements.

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We note your portion of the pre-tax net profit shared under the Joint Business was $57.4 million, $55.6 million and $70.7 million during the prior three fiscal years and that these costs are reflected as a component of Other operating expense, net. Please briefly clarify the difference between these numbers and the numbers under Note 15, page 127.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff  that the Company’s disclosure of pre-tax net profit shared under the Joint Business of $57.4 million, $55.6 million and $70.7 million during the prior three fiscal years, as presented under Note 13, page 120 of the Company’s Annual Report, includes two components that were as follows:

	Fiscal Year
	2021	2020	2019
Collaboration and other revenue	$21.9	$22.9	$23.9
Ortho’s portion of the Joint Business pre-tax net profit shared	35.5	32.7	46.8
Ortho’s total Joint Business impact	$57.4	$55.6	$70.7

The Company’s disclosure of the Joint Business operating expense, as presented under Note 15, page 127 of the Company’s Annual Report, includes the following components:

	Fiscal Year
	2021	2020	2019
Ortho’s portion of the Joint Business pre-tax net profit shared	$35.5	$32.7	$46.8
Other Joint Business-related expenses(a)	(1.2)	(2.6)	(7.3)
Joint Business operating expense	$34.3	$30.1	$39.5

(a)	Represents changes in estimates of amounts that were recorded within the Joint Business operating expense line in prior periods.

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We note you considered the nature of the remittance of the net pre-tax profits to Grifols and ultimately concluded that an accounting policy of recording these net costs as a component of Other operating expense, net is a “reasonable, rational, and consistently applied accounting policy election” which accurately reflects the nature of these costs. Please address with more specificity why your characterization of the amounts Grifols shares with you as Net Revenue and the amounts you share with them as Other operating expense, net is a consistently applied policy election.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s accounting policy election is different for (i) the amounts Grifols shares with Ortho and (ii) the amounts that Ortho shares with Grifols because Ortho is the principal in one and the agent in the other. The Company has determined  that the amounts which Grifols shares with Ortho are part of the collaboration revenue under ASC 808 where Ortho is the agent. According to the Company’s accounting policy, those amounts are classified as collaboration revenue and are disaggregated and disclosed in the Company’s revenue footnote.

On the other hand, the Company has determined that Ortho is the principal in the arrangement where it shares amounts with Grifols, which are also analyzed under ASC 808. Based on this determination, the Company believes classifying the remittance from Ortho to Grifols as other operating income and expense better reflects the true operating margin of the Company’s HCV/HIV diagnostic business. Additionally, the remittance from Ortho to Grifols is based on Ortho’s net profit of operation. Therefore, to record all remittance from Ortho to Grifols under cost of revenue or offsetting Ortho’s gross revenues would be misleading, as a portion of these costs represents selling, marketing and administrative expenses. ASC 808 allows for application of a reasonable, rational, and consistently applied accounting policy election to income statement classification if payments are not within the scope of other authoritative accounting literature and there is no analogy to authoritative literature. The Company’s income statement classification for Ortho’s payments to Grifols is based on a reasonable, rational, and consistently applied accounting policy election that best reflects the nature of these payments.

The Company believes the current presentation of the amounts which Grifols shares with Ortho as collaboration revenue and the amounts which Ortho shares with Grifols as other operating expense is reasonable in accordance with the Company’s policy election as described above. As a reference, below are the amounts reported in the Company’s Annual Report for Net revenue and Collaboration and other revenue related to the Joint Business ($ in millions):

	Fiscal Year
	2021	2020	2019
Net revenue, as reported	$2,042.8	$1,766.2	$1,801.5
Collaboration and other revenue – Joint Business, as reported	21.9	22.9	23.9
Joint Business revenue as % of Net revenue	1.1%	1.3%	1.3%

We respectfully submit that these amounts are not material, either qualitatively or quantitatively, to the Company’s financial statements. If the collaboration revenue and other operating expenses related to the Joint Business were to be viewed as interrelated such that they should be combined, the result would be to reclassify the related collaboration revenue to the Other operating expense, net line on the Company’s Statement of Operations. The amount reported in collaboration and other revenue related to the Joint Business represents approximately 1% of the Company’s total Net revenue and remained consistent in the last three years (approximately $22 million to $24 million). In addition, because the amounts have remained consistent from period-to-period, revenue trends would also not be impacted. While this reclassification would have a larger percentage impact on the Other operating expense, net line on the Company’s Statement of Operations, the Company does not believe that line item is a key focus for investors.

Revising the classification in the Company’s Statement of Operations of payments from Grifols related to the Joint Business would also have no impact on the Company’s income from operations, loss before income taxes, net loss or net loss per ordinary share. The Company also highlights that such reclassification would not impact the Company’s non-GAAP financial measures, such as core revenue or adjusted EBITDA.

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Based on your response, it appears that you are applying ASC 808-10 to the 50-year collaboration Agreement entered into in 1989. In this regard, please describe to us the extent you have considered ASC 808-10-15-6, which sets forth, in part, that "participants shall reevaluate whether an arrangement continues to be a collaborative arrangement whenever there is a change in either the roles of the participants in the arrangement or the participants' exposure to significant risks and rewards dependent on the ultimate commercial success of the endeavor." In addition, please provide us an evaluation of ASC 808-10-15-8 through 15-9 as it relates to Active Participation by the participants in the Hepatitis and HIV diagnostics businesses. If you believe Grifols supply of a portion of the antigens used in your production of the diagnostics products is a relevant factor, please evaluate it including whether the supply is part of the collaboration Agreement or a separate agreement. If applicable, address whether your evaluation of Active Participation is consistent with your evaluation of the labeling of the profit sharing payments as an "other" operating expense. Likewise, please provide us an evaluation of ASC 808-10-15-10 through 15-13 as it relates to Significant Risks and Rewards in the Hepatitis and HIV diagnostics businesses by the participants. Lastly, please address whether your "profit sharing arrangement" is a Joint Operating Activity as described in ASC 808- 10-15-7. Please provide us a copy of the collaboration Agreement. If the Agreement is not within the scope of ASC 808-10, please provide us an evaluation of its terms relative to your accounting.

The Company acknowledges the Staff’s comment and notes that there are several sub-questions embedded within this particular comment from the Staff. For the sake of clarity, the Company respectfully advises the Staff that it has responded below to each sub-question in the order in which it appears in the overall comment above.

Based on your response, it appears that you are applying ASC 808-10 to the 50-year collaboration Agreement entered into in 1989. In this regard, please describe to us the extent you have considered ASC 808-10-15-6, which sets forth, in part, that "participants shall reevaluate whether an arrangement continues to be a collaborative arrangement whenever there is a change in either the roles of the participants in the arrangement or the participants' exposure to significant risks and rewards dependent on the ultimate commercial success of the endeavor.”

Response: As part of the Company’s normal procedures and controls, and in accordance with ASC 808-10-15-6, the Company reviews all new significant contracts and modifications to existing contracts to determine the accounting and reporting implications of the new or revised contractual terms, and the Company’s review procedures have included a review of the contracts related to the Joint Business with Grifols. Since the original 1989 Contract with Grifols, the Company has entered into four amendments to the 1989 Contract and additional contracts relating to the Joint Business have been entered into among Grifols, Ortho and other third parties. As part of the Company's normal procedures and controls and in accordance with ASC 808-10-15-6, the Company has reviewed all of these agreements, and has considered whether those arrangements changed the collaboration conclusion initially applied to the 1989 Contract. The Company respectfully advises the Staff that following these assessments, the Company has concluded that the amendments and/or new arrangements did not change the Company’s conclusion that the Joint Business continues to be a collaborative arrangement under ASC 808. Ortho and Grifols have continued to actively participate in, and have responsibilities under, the relationship consistent with the original objective of the Joint Business. We have provided below the Company’s current assessment of the Joint Business under ASC 808.

In addition, please provide us an evaluation of ASC 808-10-15-8 through 15-9 as it relates to Active Participation by the participants in the Hepatitis and HIV diagnostics businesses. If you believe Grifols supply of a portion of the antigens used in your production of the diagnostics products is a relevant factor, please evaluate it including whether the supply is part of the collaboration Agreement or a separate agreement.

Response: ASC 808-10-15-8 cites the following examples of situations in which active participation may exist:

a)	Directing and carrying out the activities of the joint operating activity

In the Joint Business, Grifols is primarily responsible for the research and manufacturing of antigens. Ortho is primarily responsible for product development, instruments and software, regulatory affairs, product manufacturing, marketing, distribution and sales.

As part of the Joint Business and pursuant to the Arrangements, Grifols supplies antigens to third-party customers. Ortho also has the right (but not the obligation) to purchase certain antigens from Grifols as part of the Joint Business and pursuant to the Arrangements, which Ortho then uses to manufacture diagnostic products that it sells to third parties.

b)	Participating on a steering committee or other oversight or governance mechanism

Ortho and Grifols are jointly responsible for the governance of the Joint Business through a Supervisory Board. The Supervisory Board has six members — three selected by Grifols and three selected by Ortho. The Supervisory Board meets at least quarterly and approves the annual strategic plans and budgets of the Joint Business. The strategic plans describe the products to be marketed, the schedule for product introduction, and research and development projects. The budgets include cost of revenue, research and development, marketing, sales and distribution expenses as well as capital, gross profit and operating profit. Additionally, the Supervisory Board monitors progress, oversees obligations of the parties under the agreement, proposes changes or modifications to the agreement as necessary and approves agreements with third parties which are to be made jointly. The approval of actions requires a majority vote of the entire Supervisory Board. There is no provision for a “tie-breaker” vote by either party.

c)	Holding a contractual or other legal right to the underlying intellectual property

Both Ortho and Grifols have contractual and legal rights to the IP that is cross-licensed under the Joint Business agreement.

Based on analysis of the factors above, the Company respectfully advises the Staff that it believes the Joint Business with Grifols meets the Active Participation criteria under ASC 808.

If applicable, address whether your evaluation of Active Participation is consistent with your evaluation of the labeling of the profit sharing payments as an "other" operating expense.

Response: ASC 808 allows for application of a reasonable, rational and consistently applied accounting policy election to income statement classification if payments are not within the scope of other authoritative accounting literature and there is no analogy to authoritative literature. This is the case with the net profit share payments that Ortho makes to Grifols under which Ortho is the principal in the transaction. As a result, the Company has adopted a policy to present the net profit payments of Ortho’s sales to third-party customers as a single line item in other operating expense. The Company respectfully advises the Staff that it believes this is appropriate because the net profit consists of the net of revenue, cost of revenue, research and development expenses and sales, general and administrative expenses recognized related to this activity.

Likewise, please provide us an evaluation of ASC 808-10-15-10 through 15-13 as it relates to Significant Risks and Rewards in the Hepatitis and HIV diagnostics businesses by the participants.

Response: ASC 808-10-15-11 lists the following circumstances that might indicate that the participants are not exposed to significant risks and rewards:

a)	Services are performed in exchange for fees paid at market rates

Ortho and Grifols share all profits from the Joint Business.

b)	A participant is able to exit the arrangement without cause and recover all (or a significant portion) of its cumulative economic participation to date

Neither Ortho nor Grifols can exit the Joint Business without cause and be able to recover all of its cumulative economic participation. Following the expiration of the 1989 Contract (i.e., December 31, 2039), the agreement automatically prolongs for successive five year terms unless either party sends a notice of non-renewal to the other party at least five years prior to the termination date.

c)	Initial profits are allocated to only one participant

Profits generated by the Joint Business have been consistently shared between Ortho and Grifols since the inception of the Joint Business in 1989.

d)	There is a limit on the reward that accrues to a participant

There is no limit on the reward that accrues to either Ortho or Grifols. Both parties share profits from the Joint Business with no maximums for either party.

Further, according to ASC 808-10-15-12, an entity should also consider other factors when evaluating participants’ exposure to significant risks and rewards, including the following:

a)	The stage of the endeavor’s life cycle

Currently, the most significant items subject to the 1989 Contract are:

1.

The manufacture and sale by Ortho of HIV and Hepatitis tests, which is performed by Ortho as part of its extensive in-vitro diagnostic manufacturing operations and global commercial sales footprint. In connection with this portion of the Joint Business, Ortho procures raw materials for these products from Grifols through the Joint Business.

2.	The licensing by Grifols of certain of its IP rights governed by the 1989 Contract to third parties.
b)	The expected duration or extent of the participants’ financial participation in the arrangement in relation to the endeavor's total expected life or total expected value.

Ortho and Grifols will continue their financial participation in the Joint Business until the conclusion of the arrangement in 2039, subject to extension as noted above.

Based on its review and analysis of these factors in accordance with ASC 808-10-15-12, the Company respectfully advises the Staff that it has concluded that Ortho and Grifols are both exposed to significant risks and rewards in connection with the Joint Business.

Lastly, please address whether your "profit sharing arrangement" is a Joint Operating Activity as described in ASC 808- 10-15-7.

Response: ASC 808-10-15-7 notes that a Joint Operating Activity might involve joint development and commercialization of intellectual property, a drug candidate, software, computer hardware, or a motion picture. The guidance in ASC 808-10-15-7 includes an example where an arrangement may provide for one participant to have primary responsibility for research and development and another participant to have primary responsibility for commercialization of the final product or service. In the case of the Joint Business, Grifols is primarily responsible for the research and manufacturing of antigens, while Ortho is primarily responsible for product development, instruments and software, regulatory affairs, product manufacturing, marketing, distribution and sales. The Company respectfully advises the Staff that it believes the Joint Business constitutes a Joint Operating Activity, as both parties are responsible for activities contributing to the success of the Joint Business.

Please provide us a copy of the Collaboration Agreement. If the Agreement is not within the scope of ASC 808-10, please provide us an evaluation of its terms relative to your accounting.

Response: In response to the Staff’s request, the Company respectfully advises the Staff that a copy of the 1989 Contract, including all amendments, is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities and Exchange Act of 1934, as amended. Such materials are being provided together with a request that these materials be destroyed following completion of the Staff’s review thereof. By separate letter, the Company is also requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

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Your disclosure on page 33 indicates that your Joint Business is "structured as a license, research and supply agreement" through which "you share control over significant decisions with unaffiliated third parties." Revise your future filings to more clearly explain how control over decisions regarding sales to third parties are shared with Grifols.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its future filings, the Company will revise its disclosure to more clearly explain how control over decisions regarding sales to third parties are shared with Grifols. In particular, the Company advises the Staff that it will indicate how governance of the Joint Business is shared through a Supervisory Board made up of equal representation by the Company and Grifols, and which is responsible for all significant decisions relating to the Joint Business that are not exclusively assigned to either the Company or Grifols per the 1989 Contract.

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Based on your disclosure it appears that the payments to Grifols are the direct costs of the licensed revenues. Revise the line items in your future filings to clearly reflect this fact, or clearly explain how you determined this is not the case.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that as noted above, the “Joint Business operating expense” line item within the Other operating expense, net table in Footnote 15 represents the net profit share of Grifols, Ortho’s Joint Business partner on sales transactions of the Joint Business with third parties where Ortho is the principal and other collaboration-related expenses. The Company respectfully advises the Staff that in its future filings, it will include additional disclosure to explain the nature of the amounts included in this line item.

As requested, in connection with responding to the Staff’s comments, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   * * *

If you have any questions with respect to the Company’s response, or if you require additional information, please do not hesitate to contact the undersigned at 908-704-6890.

Sincerely,
/s/ Joseph M. Busky
Joseph M. Busky
Chief Financial Officer

Cc:     Michael A. Schlesinger, Executive Vice President, General Counsel and Secretary,

Ortho Clinical Diagnostics Holdings plc